

July 28, 2010

Mark S. Merrill
Executive Vice President and Chief Financial Officer
Tower Bancorp, Inc.
112 Market Street
Harrisburg, Pennsylvania 17101

> **Re: Tower Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 001-34277**

Dear Mr. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality Ratios, page 29

1. We note your presentation of the "allowance for loan losses to non-performing loans" and the "allowance for credit losses to non-performing loans". Please tell us the amount of the allowance included in the numerator that is allocated to types of loans that are excluded from non-performing loans in the denominator (e.g., SOP 03-3 loans, etc). If the impact to the ratio is significant, please provide us with, and enhance your disclosure in future filings to include, quantification of the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Similarly, in the event that the accounting related to your purchased loans has a material impact on any other credit quality ratios and trends, please ensure that your disclosure quantifies the impact and explains that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting.

2. As a related matter, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is necessary for this portfolio, and if not, please tell us why.

Non-performing assets, page 30

3. We note the significant increase in impaired loans from $552 thousand with no specific allowance at September 30, 2009 to $10.9 million with a $451 thousand specific allowance at December 31, 2009. Please provide us with, and revise future filings to include, a robust discussion of the specific factors that contributed to the amount and timing of this increase in impaired loans. To the extent that the significant changes in your impaired loans were due to a few large credits or a large number of small credits, please discuss that fact. Further, please discuss the reasons that your specific allowance has not proportionately followed the levels of your impaired loans.

Loans, page 35

4. Please provide us with, and revise future filings to include, an enhanced discussion of your loan portfolio including the types of loans within each category (e.g., commercial mortgage, commercial construction, home equity, automobile, etc), the type of collateral securing these loans, geographic concentrations, and the related underwriting policies and procedures for each of your major loan products.

5. We note that your approximately 76% of your loan portfolio consisted of commercial loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans within this loan category or others with interest reserves:

   • The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

   • Your policy for recognizing interest income on these loans;

   • How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

   • Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

   • Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

6. Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

7. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 – Loans, page 78

8. Please tell us the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses as of December 31, 2009 and March 31, 2010. In addition, please confirm that you will include these disclosures in all future filings beginning with your June 30, 2010 Form 10-Q. Refer to ASC 310-10-50-15.

9. We note your disclosure on page 75 related to the merger of Graystone and the Company effective prior to the start of business on March 31, 2009 and specifically your disclosures surrounding the distressed loans that were determined to be within the scope of ASC 310-30, previously known as Statement of Position (SOP) 03-3. Please provide us with the disclosures required by ASC 310-30-50 as of December 31, 2009 and March 31, 2010 and confirm that you will include all of these disclosures in future filings beginning with your June 30, 2010 Form 10-Q.

Note 5 – Allowance for Loan Losses, page 78

10. We note your disclosures on pages 44 and 66 of the December 31, 2009 Form 10-K describing your methodology for measuring loans for impairment and your disclosure on page 15 of the March 31, 2010 Form 10-Q that you had $16.9 million and $10.9 million of

impaired loans at March 31, 2010 and December 31, 2009 with a specific valuation allowance of $2.0 million and $451 thousand, respectively. Please provide us with the following information and revise your future filings accordingly:

- The amount and / or percentage of loans that were considered collateral dependent;

- The amount of loans measured using *each* of the methodologies described on pages 44 and 66 of the December 31, 2009 Form 10-K (i.e., discounted cash flow model, loan's observable market price or fair value of the underlying collateral if the loan is collateral dependent);

- As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

11. We note your presentation of the "allowance for credit losses" in various locations within your filing and your presentation of the ratio "credit loss reserve to total loans" and the ratio of "allowance for credit losses to non-performing loans" on page 29. These measures appears to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Please tell us how you are able to support that these non-GAAP measures are not prohibited from being presented in the notes to the financial statements and in the event you are unable to do so, please omit any such disclosure from your financial statements. To the extent you plan to provide these non-GAAP financial measures elsewhere in future filings with the Commission, please comply with all of the requirements in Item 10(e) of Regulation S-K and consider using titles or descriptions of these non-GAAP measures that are not confusingly similar to GAAP titles.

Form 10-Q for the quarterly period ended March 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 35

12. We note your disclosure that the increase in non-accrual and impaired loans during the first quarter of 2010 was primarily due to one commercial relationship filing for Chapter 11 bankruptcy protection. Please provide us with, and revise future filings to disclose, the following:

- An enhanced description of the borrower;

- Any special circumstances surrounding this loan (e.g., in-market, out-of-market, whether you believe your security interest in the collateral was perfected, etc);

- The amount of allowance associated with this loan at December 31, 2009 and March 31, 2010;

- A comprehensive analysis of this loan relationship including a timeline of events by quarter detailing its credit performance, including relevant payment history, which supports the timing of your classification as non-performing and impaired during the first quarter of 2010; and

- How you determined the amount of provision associated with this loan relationship to record at each quarter end specifically identifying the triggering events and key information supporting the amounts recorded.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3423 with any other questions.

                Sincerely,

                Amit Pande
                Accounting Branch Chief